ALEXANDRA CARLSON
2 E Oak St, Chicago, IL 60611
(262) 365-4289
alexandra@koha.life

EDUCATION
University of Richmond, Richmond, VA, May 2016
Bachelor of Arts in Physics, Minor in Business Administration, GPA: 3.15
- Senior Thesis: *How Radioactive is Lake Michigan?*, Collected samples from beaches along Lake Michigan and used a High Purity Germanium Detector to determine the radioactivity levels in Lake Michigan
- Studied Abroad: National University of Ireland- Galway, Galway, Ireland, Fall 2014

WORK EXPERIENCE
Chief Technology Officer, **KOHA,** Chicago, IL, July 2016-Present
- Establish the company's technical vision and lead all aspects of the company's technological development
- Developed a comprehensive brief outlining functionality, flow and creative for the KOHA app, website, and back end software
- Interfaced with creative team to engineer the look and feel of the KOHA app
- Project managed the coding of the KOHA app, website, and back end by interfacing with third party software engineers on a daily basis, requiring a solid understanding of business applications and basic coding
- Extensively tested all functions of the KOHA app and the back-end systems

Teaching Assistant, **University of Richmond Physics Department,** Richmond, VA, August 2015- May 2016
- Assisted with the lab section of General Physics with Calculus I and II
- Instructed students under the direction and guidance of a professor
- Provided general support and one-on-one assistance
- Graded and provided the solutions to all problem sets in a timely manner

Telemarketer, **Bennett Direct,** Milwaukee, WI, May-July 2015
- Prepared sales pitches for potential fine arts donors
- Improved sales pitches based on reactions from potential donors
- Processed donations, updated client information through the Campus Call System and tracked personal sales

Camp Counselor, **Camp Alice Chester,** East Troy, WI, June-August 2013
- Organized and lead a variety of small and large group activities such as crafts, nature, songs, games, and swimming
- Developed solutions for camper conflicts
- Communicated with parents about participant's experiences and reported concerns to camp administration
- Maintained accurate program records including first aid reports, inventory documentation, and daily attendance

OTHER EXPERIENCE

Junior Board Member, **Secure Futures**, Chicago, IL, January 2018-Present
- Teach a financial literacy class session to a Chicago Charter school each year
- Meet quarterly to discuss ways to improve Secure Futures

Richmond Physics Olympics, **University of Richmond Physics Department,** Richmond, VA, April 2013-2016
- Organized and led a physics problem solving station
- Performed any necessary tasks as directed by the head of the department

SKILLS
Extensive experience with Excel
Proficient with all Microsoft Office applications, Mathematica, and SPSS
Proficient in Spanish and Greek